NEWS RELEASE

BONTAN CORPORATION INC.
47 Avenue Rd. Ste 200
Toronto, ON M5R 2G3

NEWS RELEASE

BONTAN CORPORATION RAISES US$7.5 MILLION THROUGH PRIVATE PLACEMENT. PROVIDES CORPORATE UPDATE ON ITS ISRAELI OFFSHORE NATURAL GAS EXPLORATION PROJECT

Toronto, Ontario, May 11, 2010 – Bontan Corporation Inc. (OTCBB: BNTNF, FSE:BZ3) (”The Company”, “Bontan”) is pleased to announce that it has closed its previously announced non brokered private placement financing, pursuant to which it has issued 37,750,000 Units at a price of US$0.20 per Unit to raise aggregate gross proceeds of US$7,550,000. Each Unit consists of one common share of the Company and one five-year term purchase warrant.  Each warrant entitles the holder to acquire one additional common share of the Company at an exercise price of $0.35 per share. There is a call provision should the closing price of the Company’s common shares exceed US$1.00 for 20 consecutive business days. All securities issued in the financing are subject to a statutory hold period. In connection with the private placement the Company has paid a finder’s fee of no more than 10% of the gross proceeds to certain finders assisting in the offering and also issued an aggregate of 3,775,000 compensation warrants to such finders. These warrants have the same terms as the warrants forming part of the Units issued under the private placement financing.

Certain proceeds from the offering have been used with respect to the Company’s 11% net working interest in the two drilling licenses in offshore Israel:  Sarah and Myra. The Company’s ownership of theses licenses is held through its 76.8% owned subsidiary: Israel Petroleum Company, Limited   (“IPC”).

The Company is pleased to report that all seismic data relating to the two licenses have now been fully acquired from Western Geco International Ltd, a Schlumberger group company, who were paid the balance of their fees of US$ 10.5 million. All of the seismic data is now being processed.

Bontan also reports that it is preparing an application to list on the Canadian National Stock Exchange (CNSX). The CNSX is an innovative new stock exchange for trading the securities of public companies. The Company must meet all requirements of the Exchange prior to any approval.

Kam Shah, CEO of Bontan, commented, “We are very pleased with the progress our Company has made over the last seven months. We have met all of our financial obligations in relation to the offshore Israeli project and look forward to further developmental activities in both the Sarah and Myra licenses. We have received tremendous support from our existing shareholders as well as from new sophisticated investors who participated in our recent private placement. The recent reports from the US Geological Survey indicating that there are some 1.7 Billion barrels of recoverable oil and 122 Trillion cubic feet of gas in the 83000 square kilometer Levant Basin Province augurs well for our project. In addition the fact that the offshore area has also recently attracted the attention of various energy giants including Gazprom, bodes extremely well for our project. Identifying an international driller and operator will enable us and our joint venture partners to proceed with the plans to drill in both the licenses. It should be a very exciting year ahead for our company.

About the Project Area

The Offshore Israel Project comprises two Licenses – Sarah and Myra - covering approximately 310 square miles and is located in the Levantine Basin near the recent  6.3 TCF Tamar 1, Tamar 2, and the Dalit natural gas discoveries by Noble Energy Inc.

The right to licences is held by a group comprising Bontan’s majority-owned subsidiary, Israel Petroleum Company, Limited (“IPC”), Tel Aviv-based Emanuelle Energy Ltd. (“Emanuelle”) and IDB-DT Energy (2010) Ltd. (“IDB-DT”) Under an Agreement entered into on March 24, 2010.

The right to licenses is currently listed in PetroMed’s name on the registry maintained by the Israel Ministry of National Infrastructures (“MNI”). PetroMed is now effectively controlled by one of the group members and has given unconditional release to the group for transfer of its rights. Conditioned on the MNI’s transfer approval, IPC, Emanuelle and IDB-DT will receive respective working interests on the Registry of 14.325%, 54.025% and 27.15% in the PetroMed’s Share of the Licenses.

Chapman Petroleum Engineering Ltd, an independent Calgary based consulting firm (http://www.chapeng.ab.ca/)  prepared a Prospective Resource Evaluation Report , effective January 1, 2010  in accordance with National Instrument 51-101, Section 5.9 standards for review and assessment of prospective resources , which provided a low estimate of 5.71 TCF and high of 7.34 TCF of gross prospective resources on the Sarah /Myra prospects.

About Bontan Corporation Inc.:

Bontan Corporation Inc. is an oil and gas exploration company that operates and invests in exploration prospects.  Through its subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions.  Bontan seeks to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

Bontan currently has 78,199,076 common shares issued and outstanding and is debt free.

For further information, refer to our website www.bontanoilandgas.com  and contact Bontan’s investor relations representative, John Robinson at Current Capital Corp., at (416) 860-0211.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Bontan’s current views and assumptions about future events and financial performance.  Bontan cannot assure that future events or performance will occur.  Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements, including:  the effect of economic and political developments in Israel;  the discretion of the MNI to cancel, extend the time for compliance with or otherwise waive requirements of, the Licenses or to reinstate the Permit;  the discretion of the MNI to officially transfer the Licenses on the Registry to IPC and our other partners; the reliance on Emanuelle, IDB-DT and IPC, as well as third-party consultants and contractors, to develop the Project;  the ability of Bontan and IPC to raise sufficient capital and demonstrate adequate financial capability to the MNI, and the associated dilution to current investors’ interests associated with the issuance of additional debt and equity securities;  the risk that the Data may show or suggest, or that the License sites ultimately may contain no, or limited amounts of, hydrocarbons;  the volatility in commodity prices for crude oil and natural gas;  the presence or recoverability of estimated reserves;  the potential unreliability or other effects of geological and geophysical analysis and interpretation;  exploration and development, drilling and operating risks;  competition for development of the Project;  environmental risks;  government regulation or other action;  potential disruption from terrorist activities or warfare in the region or at the Project site;  general economic conditions;  and other risks we identify from time to time in our filings with the U.S. Securities and Exchange Commission and securities regulators in Canada.  Bontan assumes no obligation and expressly disclaims any duty to update the information in this Press Release.

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